Exhibit 99.1

Brookfield Residential Properties Inc.

Investors, analysts and other interested parties can access Brookfield Residential’s 2012 Second Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Residential’s website under the Investors / Financial Reports section at www.brookfieldrp.com.

The 2012 Second Quarter Results conference call can be accessed via webcast on August 8, 2012 at 11 am Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10 minutes prior to the start time. The teleconference recorded rebroadcast can be accessed until September 8, 2012 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2012 SECOND QUARTER RESULTS

Calgary, Alberta, August 7, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results for the second quarter ended June 30, 2012. The financial results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Letter to Shareholders and the Company’s Supplemental Information contain further information on the Company’s strategy, accomplishments, outlook, operations and financial results. Shareholders are encouraged to read these documents, which are available on the Company’s website at www.brookfieldrp.com.

“Net new orders, backlog and average selling prices improved during the quarter, together with stronger net income for the three and six months ended June 30, 2012 – particularly, when one takes out the non-recurring income in last year’s results arising from the merger,” commented Alan Norris, President and CEO of Brookfield Residential.

FINANCIAL HIGHLIGHTS

Results of Operations	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per share amounts)	2012	2011	2012	2011
Total revenue	$248	$236	$380	$416
Income before income taxes	34	26	38	52
Income tax expense	(13)	(7)	(16)	(91)
Net income / (loss) attributable to Brookfield Residential	22	19	22	(38)
Basic income / (loss) per share	$0.22	$0.19	$0.22	$(0.37)
Diluted income / (loss) per share	$0.22	$0.19	$0.22	$(0.37)

Total assets			$2,711	$2,583
Total liabilities			$1,671	$1,620

Net income for the three months ended June 30, 2012 totaled $22 million or $0.22 per share, compared to $19 million or $0.19 per share for the three months ended June 30, 2011. Net income for the six months ended June 30, 2012 was also $22 million or $0.22 per share, compared to a net loss of $38 million or loss of $0.37 per share for the six months ended June 30, 2011. The net loss for the six months ended June 30, 2011 was largely the result of a one-time valuation allowance taken against the Company’s U.S. deferred tax assets on the completion of the merger.

The 2011 financial statements represented the first year as a public company and reflected non-recurring items as a result of the merger that impacted revenue and net income. Specifically, the first and second quarters of 2011 included $26 million and $15 million of income before tax from a non-recurring change in business practice. In addition, the first quarter of 2012 included $9 million of interest on the transaction debt that was not included in the comparable period in 2011. Taking these items into account, income

Brookfield Residential Properties Inc. – 2012 Second Quarter Results

before income taxes for the three and six months ended June 30, 2012, improved $23 million and $36 million on a comparable basis over the same periods in 2011.

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions)	2012	2011	2012	2011
Income before income taxes	$34	$26	$38	$52
Non-recurring land income	–	(15)	–	(41)
Transaction debt interest expense	–	–	9	–
Comparable income before taxes	$34	$11	$47	$11

Second Quarter Operational Highlights

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per unit activity and avg. selling price)	2012	2011	2012	2011
Land revenue – normalized	$110	$98	$153	$134
Lot closings – normalized (single family units)	463	489	737	723
Land revenue – non-recurring	$–	$49	$–	$110
Lot closings – non-recurring (single family units)	–	270	–	605
Average land selling price – normalized (single family units)	$142,000	$197,000	$149,000	$182,000
Acres closings (multi-family, industrial and commercial parcels)	22	8	23	12
Average per acre selling price (multi-family, industrial and commercial parcels)	$1,162,000	$952,000	$1,119,000	$931,000

Housing revenue	$138	$89	$227	$172
Home closings for Brookfield Residential (units)	355	240	606	460
Home closings for unconsolidated entities (units)	21	2	31	5
Average home selling price (per unit)	$391,000	$369,000	$374,000	$374,000
Net new orders for Brookfield Residential (units)	598	455	1,072	837
Net new orders for unconsolidated entities (units)	19	20	37	20
Backlog for Brookfield Residential (units at end of period)	1,111	733	1,111	733
Backlog for unconsolidated entities (units at end of period)	20	–	20	–

Three Months Ended June 30, 2012

For the three months ended June 30, 2012, land revenue totaled $110 million, compared to $147 million for the same period of 2011. Approximately $49 million of the revenue from 2011 was due to the change in business practice referred to above. Excluding this non-recurring revenue, normalized land revenue for the three months ended June 30, 2012 increased by $12 million or 12% over the same period of 2011. The increase in the normalized land revenue was driven by changes in product mix including the sale of 22 acres of multi-family and commercial parcels in Canada.  The average lot selling price in Canada remained consistent with the prior year, while the lower priced lots sold in the U.S. reduced the overall average.

For the three months ended June 30, 2012, housing revenue increased to $138 million from $89 million for the same period of 2011 as a result of increased home closings and a higher average home selling price. Sales activity continued to be strong in the second quarter, particularly in Canada and the Washington, D.C. Area, with an increase in overall net new home orders of 31% when compared to the same period of 2011.

Six Months Ended June 30, 2012

For the six months ended June 30, 2012, land revenue totaled $153 million, compared to $244 million for the same period of 2011. Approximately $110 million of the revenue from 2011 was due to the change in business practice referred to above. Excluding the non-recurring revenue, normalized land revenue for the six months ended June 30, 2012 increased by $19 million or 14% over the same period of 2011. The increase in the normalized land revenue was mainly driven by the multi-family and commercial parcels sold in Canada. Additional lot closings, particularly in the Canadian and the Central and Eastern U.S. operating segments, also contributed to the increase in normalized revenue.

Brookfield Residential Properties Inc. – 2012 Second Quarter Results

For the six months ended June 30, 2012, housing revenue increased to $227 million from $172 million for the same period of 2011 as a result of a 32% increase in home closings. Our backlog increased 52% to 1,111 homes at June 30, 2012 compared to 733 homes at June 30, 2011.  This was largely the result of a 28% increase in net new home orders for the period due to continued growth in our markets, particularly in Canada and the Washington, D.C. Area.

OUTLOOK

“We remain on track to achieve the performance in our limited guidance for 2012.  As we continue to enhance our disclosure, we have split out our parcel land sales to show them as acres as opposed to lot equivalent closings.  Our translated guidance shows the Canadian operations are projected to close approximately 1,200 lots, 80 acres of multi-family, commercial and industrial parcels and 1,200 homes, and the U.S. operations are projected to close approximately 550 homes, which includes our share of unconsolidated entities. In addition, there are several potential bulk lot sales projected in the U.S.

We therefore are optimistic about the balance of the year and believe that our 2012 operating income will exceed last year’s normal recurring income,” commented Alan Norris, President and CEO of Brookfield Residential.

ADDITIONAL INFORMATION

The Letter to Shareholders and the Company’s Supplemental Information for the quarter ended June 30, 2012 contain further information on the Company’s strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on the Company’s website at www.brookfieldrp.com.

The attached financial statements are based primarily on information that has been extracted from our financial statements for the three and six months ended June 30, 2012, which have been prepared using the standards and interpretations currently issued under U.S. GAAP.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws.  Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s 2012 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,”

Brookfield Residential Properties Inc. – 2012 Second Quarter Results

“estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc. – 2012 Second Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US$ thousands, except per share amounts)	2012	2011	2012	2011

Revenue
Land	$109,575	$146,902	$153,570	$243,481
Housing	138,687	88,640	226,841	172,191
	248,262	235,542	380,411	415,672
Direct Cost of Sales
Land	(58,904)	(104,204)	(78,903)	(157,310)
Housing	(116,167)	(76,498)	(189,528)	(148,253)
	73,191	54,840	111,980	110,109
Selling, general and administrative expense	(29,412)	(19,237)	(55,505)	(45,594)
Equity in earnings from unconsolidated entities	1,253	3,022	2,876	3,941
Depreciation	(836)	(886)	(1,611)	(1,872)
Interest expense	(10,286)	(10,886)	(20,439)	(14,166)
Other income / (expense)	397	(650)	915	(276)
Income Before Income Taxes	34,307	26,203	38,216	52,142
Current income tax expense	(15,324)	(10,663)	(21,618)	(15,561)
Deferred income tax recovery / (expense)	2,561	3,297	5,157	(75,510)
Net Income / (Loss)	21,544	18,837	21,755	(38,929)
Net loss attributable to non-controlling interests and other interests in consolidated subsidiaries	233	430	633	1,213
Net Income / (Loss) Attributable to Brookfield Residential	$21,777	$19,267	$22,388	$(37,716)

Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries	(12,074)	3,980	2,501	17,957
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	9,120	(3,696)	(2,352)	(4,306)
Comprehensive Income / (Loss) Attributable to Brookfield Residential	$18,823	$19,551	$22,537	$(24,065)

Earnings / (Loss) per Common Share Attributable to Brookfield Residential
Basic	$0.22	$0.19	$0.22	$(0.37)
Diluted	$0.22	$0.19	$0.22	$(0.37)

Weighted Average Common Shares Outstanding (in thousands)
Basic	99,812	101,187	99,709	101,187
Diluted	100,200	101,356	100,096	101,187

Brookfield Residential Properties Inc. – 2012 Second Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	June 30, 2012	December 31, 2011

Assets
Land and housing inventory	$2,212,184	$2,113,245
Investments in unconsolidated entities	153,654	143,821
Receivables and other assets	328,891	310,443
Restricted cash	8,600	9,128
Cash and cash equivalents	7,801	2,162
	$2,711,130	$2,578,799

Liabilities and Equity
Project specific and other financings	$932,724	$825,687
Notes payable	472,128	469,776
Total financings	1,404,852	1,295,463
Accounts payable and other liabilities	243,357	247,420
Deferred income tax liabilities	22,619	27,773
Total liabilities	1,670,828	1,570,656
Other interests in consolidated subsidiaries	31,801	32,434
Total equity	1,008,501	975,709
	$2,711,130	$2,578,799

Brookfield Residential Properties Inc. – 2012 Second Quarter Results